16001921

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50628

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gordisk, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 South Catalina Ave #305
(No. and Street)

Redondo Beach (City) CA (State) 91277 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAWRENCE PEREIRA 310 373-2011
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVE BANERJEE CPA, A ACCOUNTANCY CORP
(Name – *if individual, state last, first, middle name*)

21840 Burbank Blvd Suite 150, Warner Gateway, Woodland Hills, CA 91367
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2016
REGISTRATIONS BRANCH

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lawrence Perciant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cyxdeck, LLC, as of Dec 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Director 2/15/16

Signature

Director

Title

See Attached Notary Page.

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

Notary Public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }
County of Los Angeles }

Subscribed and sworn to (or affirmed) before me on this 15th day of February 2016 by

LAWRENCE PEREIRA who proved to me on the basis of satisfactory evidence to

be the person who appeared before me.

YANLING CONDRON
Commission # 2098977
Notary Public - California
Los Angeles County
My Comm. Expires Jan 25, 2019

Yanling Condron, Notary Public

Type of Document: **OATH OR AFFIRMATION**

Date of Document: February 15, 2016

Number of Page(s): Two (1+1) pages including this Notary page

My commission expires: January 25, 2019

Govdesk LLC

December 31, 2015

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Govdesk, LLC

We have audited the accompanying statement of financial condition of Govdesk, LLC as of December 31, 2015 and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Govdesk, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Govdesk, LLC as of December 31, 2015 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2015 Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Govdesk, LLC's financial statements. The supplemental information is the responsibility of Govdesk, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on supplemental information, we evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Govdesk, LLC

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used and should not be used by anyone other than these specified parties.

Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California
February 23, 2016

Govdesk LLC

Statement of Financial Condition

December 31, 2015

Assets		
Cash	$	26,621
Due from clearing broker		39,309
Deposit at Clearing Organization		50,000
Prepaid expenses and other assets		23,806
Furniture and equipment, net of $59,728 accumulated depreciation		17,880
Total Assets	$	157,616

Liabilities and Members' Equity		
Accounts payable	$	2,934
Payable to Clearing Broker		2,940
Commissions payable		53,855
Total Liabilities		59,729
Members' Equity		97,887
Total Liabilities and Members' Equity	$	157,616

See independent auditor's report and accompanying notes.

Govdesk LLC

Statement of Operations

For the Year Ended December 31, 2015

Revenue		
Commission revenue	$	639,012
Sub Lease Income		12,563
Interest and other income		2,280
Total Revenue		653,855
Expenses		
Commission expense		482,347
Compensation		84,820
Professional fees		45,719
Rent		22,311
Quote fees		26,802
Clearing costs		30,948
Regulatory fees		9,131
Depreciation		5,042
Other operating expenses		62,265
Total Expenses		769,385
Net Loss	$	(115,531)

See independent auditor's report and accompanying notes.

Govdesk LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2015

December 31, 2014	$	213,418
Net income		(115,531)
December 31, 2015	$	97,887

See independent auditor's report and accompanying notes.

Govdesk LLC

Statement of Cash Flows

For the Year Ended December 31, 2015

Cash Flows from Operating Activities		
Net Loss	$	(115,531)
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation		5,042
(Increase) decrease in:		
Due from clearing broker		(11,908)
Deposit clearing organization		-
Note receivable		85,000
Prepaid expenses and other assets		(11,191)
Increase (decrease) in:		
Accounts payable		(799)
Payable to clearing broker		972
Commissions payable		30,965
Net Cash Used in Operating Activities		(17,450)
Net Decrease in Cash		(17,450)
Cash at beginning of year		44,072
Cash and Cash Equivalents at End of Year	$	26,621

See independent auditor's report and accompanying notes.

Govdesk LLC
Notes to the Financial Statements
December 31, 2015

1. Organization

Govdesk LLC (the "Company") was formed as a Limited Liability Company in California in September 1997, with a termination date of September 30, 2047.

The Company registered as a broker-dealer with the Securities and Exchange Commission in August, 1998, and is a member of the Financial Industry Regulatory Authority. The Company engages in the brokerage of United States government securities, corporate bonds, and private placement of securities and related advisory services on a fee basis.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely.

Furniture and Equipment
Furniture and equipment purchases greater than $500 are valued at cost. Depreciation is being provided by the use of the straight-line method over estimated useful lives ranging from five to seven years. Total cost of furniture and equipment was 48,876. Accumulated depreciation was $31,995 and current depreciation expense amounts to $5,042.

Investment Banking Fees:
Investment banking revenues are earned from providing advisory services related to the private placement of securities. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determined.

Commission Revenue
Commissions are related to securities transactions and are recorded on a trade date basis.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company, a limited liability company, has elected to be taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual California LLC tax of $800 and a California LLC fee based on gross income. The Company is no longer subject to examinations by major tax jurisdictions for years before 2012.

3. Fair Market Measurements

The Fair Value Measurements Topic of the FASB accounting standards codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date
Level 2	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly
Level 3	Unobservable inputs for the asset or liability

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data, and therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the assets ot liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2014, the Company's net capital was $56,201 which exceeded the requirement by $51,201.

5. Risk Concentration

Due to the nature of the merger and acquisition business, the company's investment banking fees during the period was primarily the result of a few customers. The company earned all of its investment banking fee revenue from one customer.

6. Related Parties

The Company is affiliated with Seagate Research and Consulting LLC ("Seagate Research"), Seagate Global Advisors LLC ("Seagate Global"), and SEAL Capital, Inc. ("SEAL"). A member of the Company is also a member of Seagate Research, Seagate Global, and SEAL.

Jeffery Matthews Financial is a broker-dealer and served as the Company's clearing broker where all customer transactions are cleared on a fully disclosed basis. At December 31, 2015 $39,309 is due from Jeffery Matthews. During 2015, clearance fees totaling $30,948 was paid to Jeffery Matthews.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

Govdesk LLC
Notes to the Financial Statements
December 31, 2015

7. Lease Obligation

The Company has a lease agreement for office space in Redondo Beach, California. The Company sub-leases office space on a month to month basis to Seagate Global. The lease expires on October 31, 2018. Future minimum lease payments under the lease are:

Year	Amount
2016	22,980
2017	23,670
2018	20,216
Total	$ 66,866

8. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

9. Subsequent Events

The Company has evaluated subsequent events through February 23, 2016, the date which the financial statements were available to be issued.

Govdesk LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2015

Net Capital		
Total members' equity	$	97,887
Less: Non-allowable assets		
Prepaid expenses and other assets		(23,806)
Furniture and equipment, net		(17,880)
Total non-allowable assets		(41,686)
Net Capital		56,201
Net minimum capital requirement of 6 2/3 % of aggregate indebtedness of $59,729 or $5,000, whichever is greater		5,000
Excess Net Capital	$	51,201

Differences between the audit and FOCUS filed at December 31, 2015 are as follows (classification):

	Per Focus	Per Audit	Diff
Equity	104,250	97,887	6,363
Less: Prepaid	30,169	23,806	(6,363)
Net Capital	56,201	56,201	0

See accompanying notes.

Govdesk LLC
December 31, 2015

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2015

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Schedule III

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended December 31, 2015

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

Dave Banerjee CPA, an Accountancy Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Govdesk, LLC

We have reviewed management's statements, included in the accompanying Govdesk, LLC Exemption Report in which (1) Govdesk, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Govdesk, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Company, stated that Govdesk, LLC, met the identified exemption provision throughout the most recent fiscal year without exception. Govdesk, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California
February 23, 2016

GOVDESK, LLC

1801 S. Catalina Avenue, Suite 305, Redondo Beach, CA 90277

SEA 15c3-3 Exemption Report

I, Lawrence Pereira of Govdesk, LLC (the "Company") represent the following:

1. The Company claims the k(2)(ii) exemption to SEA §240.15c3-3;

2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the period beginning January 1, 2015 through December 31, 2015, without exception;

3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,

Lawrence Pereira

Lawrence Pereira